PRESS RELEASE

Brookfield Canada Office Properties Announces Election of Trustees

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TORONTO, April 27, 2016 - Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC) (the "Trust"), a Canadian REIT (Real Estate Investment Trust), today announced that the seven nominees listed in the management proxy circular dated March 14, 2016, were elected as trustees. The detailed results of the vote for the election of trustees held at the Annual Meeting of Unitholders held on April 25, 2016, in Toronto are set out below.

Management received proxies to vote for the election of trustees and the allocation of the votes among each of the nominees was as follows:

	Trustee	Votes For	Votes Withheld
Trust Units	Colum Bastable	18,879,569	1,656,321
	G. Mark Brown	17,768,208	2,063,251
	Thomas F. Farley	17,783,730	2,047,729
	Roderick D. Fraser	18,186,594	1,644,865
	Paul D. McFarlane	18,188,749	1,642,710
	Susan L. Riddell Rose	17,980,156	1,852,503
	T. Jan Sucharda	17,782,317	2,049,142
Special Voting Units	Colum Bastable	67,088,022	nil
	G. Mark Brown	67,088,022	nil
	Thomas F. Farley	67,088,022	nil
	Roderick D. Fraser	67,088,022	nil
	Paul D. McFarlane	67,088,022	nil
	Susan L. Riddell Rose	67,088,022	nil
	T. Jan Sucharda	67,088,022	nil

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary and Ottawa, and a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information. Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com